UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Clearwater Analytics Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

185123106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

1.	Names of Reporting Persons WP CA Holdco, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

1.	Names of Reporting Persons WP CA Holdco GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

1.	Names of Reporting Persons Warburg Pincus (Callisto) Global Growth (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

1.	Names of Reporting Persons Warburg Pincus Financial Sector (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Financial Sector GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Financial Sector GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

1.	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

1.	Names of Reporting Persons Warburg Pincus Partners II Holdings (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

1.	Names of Reporting Persons WPP II Administrative (Cayman), LLC.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

1.	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,222,826(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,222,826(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,222,826(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.23%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents 33,222,826 shares of Class A common stock held by the Reporting Person in respect of 33,222,826 shares of Class D Common Stock, convertible one-for-one into the Issuer’s shares of Class A common stock at any time (or, at the election of the Issuer, cash).

(2)

Calculated based on (i) 47,366,089 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021, and (ii) 33,222,826 shares of Class A common stock issuable in connection with the shares of Class D Common Stock.

Item 1(a).	Name of Issuer

Clearwater Analytics Holdings, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

777 W. Main Street, Suite 900 Boise, ID 83702

Item 2(a).	Names of Persons Filing

This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Warburg Pincus LLC (“WP LLC”)

(ii) WP CA Holdco, L.P. (“WP Holdco”)

(iii) WP CA Holdco GP, LLC (“WP Holdco GP”)

(iv) Warburg Pincus (Callisto) Global Growth (Cayman), L.P. (“WP Callisto”)

(v) Warburg Pincus Financial Sector (Cayman), L.P. (“WP FS”)

(vi) Warburg Pincus (Cayman) Global Growth GP, L.P. (“WP GG Cayman GP”)

(vii) Warburg Pincus (Cayman) Financial Sector GP, L.P. (“WP FS Cayman GP”)

(viii) Warburg Pincus (Cayman) Global Growth GP LLC (“WP GG Cayman GP LLC”)

(ix) Warburg Pincus (Cayman) Financial Sector GP LLC (“WP FS Cayman GP LLC”)

(x) Warburg Pincus Partners II (Cayman), L.P. (“WPP II Cayman”)

(xi) Warburg Pincus Partners II Holdings (Cayman), L.P. (“WPP II Holdings Cayman”)

(xii) WPP II Administrative (Cayman), LLC (“WPP II Administrative”)

(xiii) Warburg Pincus (Bermuda) Private Equity GP Ltd. (“Warburg (Bermuda)”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

C/O Warburg Pincus LLC 450 Lexington Avenue New York, NY 10017

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number

185123106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of Class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held directly by WP Holdco. The general partner of WP Holdco is WP Holdco GP. The managing members of WP Holdco GP are WP Callisto and WP FS (together with WP Callisto, the “Holdco GP Managers”). WP LLC is the manager of the Holdco GP Managers. WP GG Cayman GP is the general partner of WP Callisto. WP FS Cayman GP is the general partner of WP FS. WP GG Cayman GP LLC is the general partner of WP GG Cayman GP. WP FS Cayman GP LLC is the general partner of WP FS Cayman GP. WPP II Cayman is the managing member of each of WP GG Cayman GP LLC and WP FS Cayman GP LLC. WPP II Holdings Cayman is a limited partner of WPP II Cayman. WPP II Administrative is the general partner of WPP II Holdings Cayman. Warburg Pincus (Bermuda) Private Equity GP Ltd. is the general partner of WPP II Cayman and the managing member of WPP II Administrative. Investment and voting decisions with respect to the Issuer’s shares held by WP Holdco are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the Issuer’s shares.

The Reporting Persons expressly disclaim beneficial ownership of, and the responses to Items 5 through 9 of the cover pages to this Schedule 13G do not reflect, any shares of common stock that the Reporting Persons may be deemed to beneficially own solely by reason of the Stockholders’ Agreement (as defined and described in Exhibit A hereto).

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit A.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2022

Warburg Pincus LLC

/s/ Harsha Marti
Name:	Harsha Marti
Title:	General Counsel & Managing Director

WP CA Holdco, L.P.

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Vice President and Assistant Secretary of WP CA Holdco GP, LLC, the General Partner of WP CA Holdco, L.P.

WP CA Holdco GP, LLC

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Vice President and Assistant Secretary

Warburg Pincus (Callisto) Global Growth (Cayman), L.P.

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory of Warburg (Bermuda), the General Partner of WPP II Cayman., the Managing Member of WP GG Cayman GP LLC, the General Partner of WP GG Cayman GP, the General Partner of Warburg Pincus (Callisto) Global Growth (Cayman), L.P.

Warburg Pincus Financial Sector (Cayman), L.P.

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory of Warburg (Bermuda), the General Partner of WPP II Cayman, the Managing Member of WP FS Cayman GP LLC, the General Partner of Warburg Pincus (Cayman) Financial Sector GP, L.P., the General Partner of WP FS

Warburg Pincus (Cayman) Global Growth GP, L.P.

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory of Warburg (Bermuda), the General Partner of WPP II Cayman), the Managing Member of WP GG Cayman GP LLC, the General Partner of Warburg Pincus (Cayman) Global Growth GP, L.P.

Warburg Pincus (Cayman) Financial Sector GP, L.P.

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory of Warburg (Bermuda), the General Partner of WPP II Cayman., the Managing Member of WP FS Cayman GP LLC, the General Partner of WP FS

Warburg Pincus (Cayman) Global Growth GP LLC

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory of Warburg (Bermuda), the General Partner of WPP II Cayman, the Managing Member of WP GG Cayman GP

Warburg Pincus (Cayman) Financial Sector GP LLC

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory of Warburg (Bermuda), the General Partner of WPP II Cayman, the Managing Member of WP FS Cayman GP LLC

Warburg Pincus Partners II (Cayman), L.P.

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory of Warburg (Bermuda), the General Partner of WPP II Cayman

Warburg Pincus Partners II Holdings (Cayman), L.P.

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory of Warburg (Bermuda), the Managing Member of WPP II Administrative, the General Partner of WPP II Holdings Cayman

WPP II Administrative (Cayman), LLC

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory of Warburg (Bermuda), the Managing Member of WPP II Administrative

Warburg Pincus (Bermuda) Private Equity GP Ltd.

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

EXHIBIT LIST

Exhibit A	Identification and Classification of Members of the Group

Exhibit B	Joint Filing Agreement, dated as of February 14, 2022